Exhibit 3.1

Amendment to the Bylaws of Vascular Solutions, Inc.
(adopted December 1, 2016)

Pursuant to resolutions unanimously adopted by the board of directors of Vascular Solutions, Inc. on December 1, 2016, the Bylaws of Vascular Solutions, Inc. were amended to include a new Article XII as follows:

ARTICLE XII.
EXCLUSIVE FORUM

Section 12.01.  Exclusive Forum.  Unless the corporation consents in writing to the selection of an alternative forum, the state or federal courts in Hennepin County, Minnesota shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or agent of the corporation to the corporation or the corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Minnesota Business Corporation Act, the articles of incorporation, or these Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein.  If any action the subject matter of which is within the scope of this Section 12.01 is filed in a court other than a state or federal court in Hennepin County, Minnesota (a “Foreign Action”) by any shareholder, such shareholder shall be deemed to have consented to: (a) the personal jurisdiction of the state or federal courts in Hennepin County, Minnesota in connection with any action brought in any such court to enforce this Section 12.01; and (b) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder. If any provision of this Section 12.01 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 12.01 (including, without limitation, each portion of any sentence of this Section 12.01 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby.